August 27, 2019

VIA EDGAR

Lisa Larkin

Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Form N-14 for Eaton Vance Mutual Funds Trust (the “Registrant”)

(1933 Act File No. 333-232903)

Dear Mses. Larkin and Hamilton,

This letter responds to comments you provided to the undersigned and Kate Johnson via telephone on August 19, 2019 and August 20, 2019 in connection with your review of the Registrant’s registration statement on Form N-14 (the “Registration Statement”) filed under the Securities Act of 1933, as amended (the “Securities Act”) on July 30, 2019 (Accession No. 0000940394-19-001077). The Registration Statement was filed in connection with a proposed reorganization in which Eaton Vance Multi-Asset Credit Fund (the “Acquiring Fund”), a series of the Registrant, would acquire all of the assets of Eaton Vance Multisector Income Fund (the “Acquired Fund”), a series of Eaton Vance Special Investment Trust, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (the “Reorganization”). We have reproduced each comment below and immediately thereafter have provided the Registrant’s response. Responses will be reflected in the Registrant’s filing pursuant to Rule 497(c) under the Securities Act following the effective date of the Registration Statement. Capitalized terms have the same meaning as defined in the Registration Statement unless otherwise noted.

General

1.	Please confirm whether “all” or “substantially all” of the assets and liabilities of the Acquired Fund would be acquired by the Acquiring Fund in the Reorganization and revise the disclosure accordingly. If the Acquiring Fund will not acquire certain assets and liabilities of the Acquired Fund, please disclose this fact.

Response: The Acquiring Fund will acquire all of the assets and liabilities of the Acquired Fund. References to the Acquiring Fund acquiring “substantially all” of the assets and liabilities of the Acquired Fund will be revised to reference “all” of the assets and liabilities of the Acquired Fund.

Proxy Statement/Prospectus

2.    In the answer to “Will there be any changes to Fund fees and expenses as a result of the Reorganization?” in the “Questions and Answers” section, please clarify that if the expense reimbursement agreement is not renewed, expenses will be higher.

Response: The below disclosure will be added:

Multi-Asset Credit Fund’s expense reimbursement agreement will continue through February 28, 2021. If the expense reimbursement agreement is not renewed, expenses incurred by Multi-Asset Credit Fund’s shareholders may increase.

3.    In the answer to “Will there be any changes to Fund fees and expenses as a result of the Reorganization” in the “Questions and Answers” section, please add disclosure regarding the costs of the Reorganization and trading costs associated with repositioning the Acquired Fund’s portfolio. Please apply this change throughout the Registration Statement where applicable.

Response: The below disclosure will be added to the above-referenced answer and throughout the Registration Statement where applicable:

The costs of the Reorganization, including legal, printing, mailing and solicitation costs are estimated to be approximately $180,000. This estimate assumes a moderate level of solicitation activity. If a greater solicitation effort is required, the solicitation costs could be higher. EVM has agreed to assume $75,000 of these costs and Multisector Income Fund will assume the remainder. If the Reorganization is approved by Multisector Income Fund’s shareholders, prior to consummation of the Reorganization, EVM expects to reposition Multisector Income Fund’s portfolio to more closely align with the investment preferences, policies and restrictions of Multi-Asset Credit Fund and its portfolio managers. The costs of these transactions will be borne by Multisector Income Fund and are estimated to equal approximately 0.10% of Multisector Income Fund’s net assets at the time of the transactions. Multisector Income Fund is expected to have sufficient capital loss carryforwards to offset any capital gains generated from the repositioning.

4.	In the answer to “Will there be any changes to Fund investment objectives and policies as a result of the Reorganization?” in the “Questions and Answers” section, please consider further emphasizing the difference in the Funds’ limitations on investing in below investment grade instruments. Please also consider further emphasizing such difference in the “HOW DO THE INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND POLICIES OF MULTISECTOR INCOME FUND COMPARE TO THOSE OF MULTI-ASSET CREDIT FUND?” and “PRINCIPAL RISK FACTORS” sections.

Response: The following disclosure will be added to each of the above-referenced sections:

As compared to Multisector Income Fund, Multi-Asset Credit Fund has greater exposure to instruments rated below investment grade, including below investment grade loans. Specifically, Multisector Income Fund may not invest more than 35% of its net assets in below investment grade bonds and other income instruments, while Multi-Asset Credit Fund must invest at least 60% of its net assets in high-yield bonds and floating-rate loans rated below investment grade. As of April 30, 2019, Multi-Asset Credit Fund and Multisector Income Fund invested approximately 87% and 28% of their assets in below-investment grade investments, respectively.

5.    In the answer to “Are there costs or tax consequences of the Reorganization?” in the “Questions and Answers” section, please disclose whether Multisector Income Fund’s annual/final distribution is expected to be greater due to portfolio realignment related to the Reorganization.

Response: Multisector Income Fund is expected to have sufficient capital loss carryforwards to offset any capital gains generated from the repositioning. The following disclosure will be added to the above-referenced answer:

If the Reorganization is approved by Multisector Income Fund’s shareholders, prior to consummation of the Reorganization, EVM expects to reposition Multisector Income Fund’s portfolio to more closely align with the investment preferences, policies and restrictions of Multi-Asset Credit Fund and its portfolio managers. The costs of these transactions will be borne by Multisector Income Fund and are estimated to equal approximately 0.10% of Multisector Income Fund’s net assets at the time of the transactions. Multisector Income Fund is expected to have sufficient capital loss carryforwards to offset any capital gains generated from the repositioning.

6.    In the answer to “Are there costs or tax consequences of the Reorganization?” in the “Questions and Answers” section, please confirm whether the Acquired Fund will be responsible for the costs of the Reorganization if the Reorganization is not consummated. Please also consider adding a statement that the total merger costs do not include commissions that will be incurred during the portfolio realignment.

Response: The Acquired Fund and, with respect to $75,000 of the Reorganization costs, EVM, will be responsible for the costs of the Reorganization if the Reorganization is not consummated. The following disclosure will be added to the above-referenced answer:

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The costs of the Reorganization, including legal, printing, mailing and solicitation costs are estimated to be approximately $180,000. This estimate assumes a moderate level of solicitation activity. If a greater solicitation effort is required, the solicitation costs could be higher. EVM has agreed to assume $75,000 of these costs and Multisector Income Fund will assume the remainder. These costs will be incurred by EVM and Multisector Income Fund even if the Reorganization is not consummated and do not include the costs associated with repositioning Multisector Income Fund’s portfolio as discussed below.

7.  In the answer to “If approved, when will the Reorganization happen?” in the “Questions and Answers” section, please consider adding a statement regarding what the Board will do if the Reorganization is not approved by shareholders.

Response: The following disclosure will be added to the above-referenced answer:

The Reorganization will take place as soon as reasonably practicable following shareholder approval of the Reorganization.  If the Reorganization is not approved by shareholders, the Trustees will consider what other actions, if any, may be taken with respect to the Multisector Income Fund.

8.    Please consider moving the two sentences regarding Multi-Asset Credit Fund’s former principal investment strategy earlier in the “Investment Objectives, Restrictions and Policies” section under “SUMMARY”.

Response: The above-referenced disclosure will be relocated to the following location:

Investment Objectives, Restrictions and Policies. Each Fund’s investment objective is total return. The principal investment strategies and risks of Multisector Income Fund and Multi-Asset Credit Fund are similar as are their fundamental and non-fundamental investment restrictions. Multi-Asset Credit Fund adopted its current investment strategy on September 15, 2018. Prior to September 15, 2018, Multi-Asset Credit Fund was called Eaton Vance Multi-Strategy All Market Fund and operated as a “fund-of-funds”, investing primarily in other investment companies managed by Eaton Vance Management (“EVM”) and its affiliates that invested in various asset classes, and operated in accordance with different investment policies.

9.    Please provide an analysis of the factors the Registrant considered in determining which Fund should be the accounting survivor in the Reorganization, as set forth by the Staff in North American Security Trust 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) (the “NAST Letter”).

Response: The NAST Letter sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization. Registrant believes that each of the following factors supports the conclusion that the Acquiring Fund will be the accounting survivor of the Reorganization:

▪	The Acquiring Fund will be the legal survivor in the Reorganization and thereafter the combined fund (“Combined Fund”) will carry on its operations pursuant to the Acquiring Fund’s registration statement on Form N-1A under the Securities Act and Investment Company Act of 1940, as amended (the “Investment Company Act”). Hence, under the AICPA Accounting and Audit Guide for Investment Companies (the “Guide”), the Acquiring Fund presumptively is the accounting survivor absent some compelling reason to the contrary;
▪	The Acquiring Fund and Acquired Fund are currently managed by Eaton Vance Management (“EVM”). The Combined Fund also will be managed by EVM;
▪	Eaton Vance Advisers International Ltd. (“EVAIL”) serves as the sub-adviser to the Acquiring Fund. The Acquired Fund does not currently have a sub-adviser. After the Reorganization, EVAIL will continue to serve as sub-adviser to the Combined Fund;
▪	The current portfolio managers and portfolio management team of the Acquiring Fund (Kelley Baccei, Justin Bourgette, Jeffrey Mueller and John Redding) will continue to manage the Combined Fund following the Reorganization. The Acquired Fund is managed by Ms. Baccei and Messrs. Bourgette and Redding. Mr. Mueller is not a portfolio manager of the Acquired Fund;
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▪	The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. Under normal market conditions, the Acquiring Fund invests at least 80% of its net assets in “credit-related investments,” which are fixed income, variable rate and floating-rate debt investments as well as derivatives that provide exposure to such investments. The Acquiring Fund also expects to invest at least 60% of its net assets in a combination of high-yield bonds and floating-rate loans rated below investment grade;
▪	The portfolio composition of the Combined Fund is expected to be substantially identical to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment adviser and sub-adviser in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization;
▪	The classes of the Combined Fund following the merger will have an expense structure more closely resembling those of the Acquiring Fund, as outlined in the Proxy Statement/Prospectus. EVM has an expense reimbursement agreement in place with the Acquired Fund, which is scheduled to expire on February 28, 2021. In connection with the proposed merger, EVM has agreed to reduce the cap on Total Annual Fund Operating Expenses for each share class of the Combined Fund by 0.01% under the expense reimbursement agreement. There is no expense reimbursement agreement in place with the Acquired Fund; and
▪	The Acquired Fund is larger than the Acquiring Fund. As of July 31, 2019, the Acquired Fund had net assets of approximately $353 million and the Acquiring Fund had net assets of approximately $39 million.

Weighing all of the factors discussed above, these factors strongly support the conclusion that the Acquiring Fund is the accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund; and (b) the investment adviser, sub-adviser and investment policies of the Combined Fund are identical to those of the Acquiring Fund. EVAIL will continue to serve as a sub-adviser to the Combined Fund, whereas EVAIL is not a sub-adviser to the Acquired Fund. Total Annual Fund Operating Expenses (after expense reimbursement) of each class of the Combined Fund more closely resemble those of the Acquiring Fund because pursuant to the expense reimbursement agreement with EVM, Total Annual Fund Operating Expenses (after expense reimbursement) of the Combined Fund will be 0.01% lower than those of the Acquiring Fund (0.04% lower for Class R6). There is no expense reimbursement agreement in place for the Acquired Fund.

10.  In the “Fund Fees, Expenses and Services” section under “SUMMARY,” please confirm whether or not Class R shareholders of the Acquired Fund will pay Class A sales charges after the Reorganization and whether the investment minimum will be waived.

Response: The following disclosure will be added:

You will not be subject to any investment minimum or charged any sales charges, commissions, or transactions fees in the Reorganization. Any other investment or redemption will be subject to any applicable sales charge, commission and/or transaction fee. There is no investment minimum for subsequent investments in Multi-Asset Credit Fund. After the Reorganization is completed, any contingent deferred sales charge on the redemption of shares of Multi-Asset Credit Fund will be calculated from the date of original purchase of Multisector Income Fund shares.

11.  Please confirm footnote 2 in the “SUMMARY” section.

Response: Footnote 2 will read as follows:

“Credit-related investments” are fixed income, variable rate, and floating-rate debt investments as well as derivatives that provide exposure to such investments.

12.  In the Tax Consequences section under “SUMMARY,” please consider adding disclosure regarding the positioning and trading costs further discussed under “BOARD CONSIDERATIONS – REASONS FOR THE REORGANIZATION.”

Response: The following disclosure will be added to the above-referenced section:

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Multisector Income Fund is expected to have sufficient capital loss carryforwards to offset any capital gains generated from the portfolio repositioning discussed above.

13.  Please consider swapping the rows and columns of the Fund Fees and Expenses table.

Response: The Registrant believes the current format facilitates a shareholder’s ability to compare the fees and expenses of the Acquired Fund, Acquiring Fund and Acquiring Fund on a pro forma basis following the Reorganization. The Registrant also believes that this format is consistent with Item 3 of Form N-1A, which requires the inclusion of this information, but does not mandate a particular format. The Registrant therefore respectfully declines to make this change.

14.	Please consider rounding all numbers in the Fund Fees and Expenses table to two decimal points per Item 3 of Form N-1A.

Response: The requested change will be made.

15.  In the Annual Fund Operating Expenses table, please only show the Acquiring Fund’s expense reimbursement if the reimbursement is in effect for one year from the effective date of the Registration Statement.

Response: The Acquiring Fund’s current expense reimbursement has been extended through February 28, 2021 and the second footnote to the Annual Fund Operating Expenses table has been updated accordingly.

16.  Please confirm that the date in footnote 1 to the Annual Fund Operating Expenses table is accurate following the launch of Class R6 shares.

Response: The Registrant will confirm and revise as necessary this date following the launch of Class R6 shares of Multi-Asset Credit Fund.

17.	Please confirm whether the Board vote approving the Reorganization was unanimous. If the vote was not unanimous, please explain supplementally.

Response: The Registrant confirms that the Reorganization was approved unanimously by all Trustees in attendance at the meeting.

18.	In the “BOARD CONSIDERATIONS – REASONS FOR THE REORGANIZATION” section, please consider replacing “will be” in the following sentence:

Multi-Asset Credit Fund, unlike Multisector Income Fund, is subject to an expense reimbursement agreement such that if its assets, including the assets attributable to the Multisector Income Fund, were to decline during the term of the expense reimbursement agreement, former Multisector Income Fund shareholders will be protected from the risk of additional increases in expenses that can be caused by spreading fixed expenses over a smaller asset base.

Response: The phrase “will be” will be replaced with “are expected to be” in the above disclosure.

19.	In the Relative Performance section under “BOARD CONSIDERATIONS – REASONS FOR THE REORGANIZATION,” please disclose whether or not the separate accounts are managed pursuant to the same strategy by the same portfolio management team as the Acquiring Fund.

Response: The Registrant will revise the relevant disclosure to read as follows:

Relative Performance. The average annual total return of Multi-Asset Credit Fund exceeded that of Multisector Income Fund for the one-year, five-year and since-inception periods ended April 30, 2019. Multisector Income Fund outperformed Multi-Asset Credit Fund for the three-year period ended April 30, 2019. Multi-Asset Credit Fund adopted its current investment strategy on September 15, 2018. Prior to September 15, 2018, Multi-Asset Credit Fund was called Eaton Vance Multi-Strategy All Market Fund and operated as a “fund-of-funds”, investing primarily in other investment companies managed by EVM and its affiliates that invested in various asset classes, and operated in accordance with different investment policies. This change in Multi-Asset Credit Fund’s investment strategy may impact its returns going forward. For the period from September 15, 2018 through June 28, 2019, Multi-Asset Credit Fund outperformed Multisector Income Fund. Given that Multi-Asset Credit Fund’s performance history under its current

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principal investment strategy is limited, the Trustees also considered the performance of a non-fund institutional separate account composite managed pursuant to Multi-Asset Credit Fund’s strategy (“Multi-Asset Composite”) since June 30, 2016, as compared to that of Multisector Income Fund during the same period. Multi-Asset Credit Fund and the separate accounts included in the Multi-Asset Composite are managed by the same portfolio managers, with the exception of Kelley Baccei, who manages Multi-Asset Credit Fund but not the separate accounts. The Trustees also compared the performance, volatility and risk-adjusted returns of the Multi-Asset Composite to those of a non-fund institutional separate account composite with the same strategy as Multisector Income Fund (“Multisector Composite”), except that the investment strategy for the separate accounts in the Multisector Composite does not include equity exposure. Multisector Income Fund and the separate accounts included in the Multisector Composite are managed by the same portfolio managers. See “Information about the Reorganization – Performance Information” for additional information.

20.	In the Positioning and Trading Costs section under “BOARD CONSIDERATIONS – REASONS FOR THE REORGANIZATION,” please quantify in U.S. dollars the estimated costs associated with the repositioning of the Acquired Fund’s portfolio.

Response: The requested disclosure will be added.

21.	In the Capitalization table under “INFORMATION ABOUT THE REORGANIZATION,” please consider adding a footnote explaining the shares outstanding adjustments.

Response: The following footnote disclosure will be added:

Adjustment to shares outstanding resulting from the Reorganization due to the Funds’ relative net asset values per share as of June 30, 2019.

22.	In the “Pro Forma Combined After Reorganization” section of the Capitalization table under “INFORMATION ABOUT THE REORGANIZATION,” please disclose how the net asset value of Class R6 shares of the Acquiring Fund was calculated given that Class R6 had not yet launched.

Response: The following footnote disclosure will be added:

Based on the net asset value of Class I shares of Multi-Asset Credit Fund given that Class R6 shares had not launched as of June 30, 2019.

23.  Please confirm alignment of related concepts in “HOW DO THE INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND POLICIES OF MULTISECTOR INCOME FUND COMPARE TO THOSE OF MULTI-ASSET CREDIT FUND.”

Response: The requested change will be made.

24.	Please confirm the date in section 7.3 of the Form of Agreement and Plan of Reorganization.

Response: The date will be updated to April 30, 2019.

Statement of Additional Information

25.  Under “PRO FORMA FINANCIAL INFORMATION,” please add disclosure regarding the net assets of the Combined Fund following the proposed reorganization.

Response: The following disclosure will be added:

On a pro forma basis, for the twelve months ended April 30, 2019 based on the expenses of each Fund for the semi-annual period ended April 30, 2019 and after the deduction of the Acquired Fund’s estimated share of reorganization-related expenses, Multi-Asset Credit Fund would have total net assets of $403,285,967 following the proposed reorganization of Multisector Income Fund into Multi-Asset Credit Fund.

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26.	In the Tax Implication section under “PRO FORMA FINANCIAL INFORMATION,” please provide capital loss carryforward and unrealized gain/loss information as of April 30, 2019.

Response: The requested disclosure will be added.

27.	In the Anticipated Portfolio Changes section under “PRO FORMA FINANCIAL INFORMATION,” please quantify in U.S. dollars the estimated costs associated with the repositioning of the Acquired Fund’s portfolio.

Response: The requested disclosure will be added.

28.  In the “Merger Costs” section, please disclose whether the Acquired Fund will be responsible for the costs of the Reorganization if the Reorganization is not consummated. Please also consider adding a statement that the total merger costs do not include commissions that will be incurred during the portfolio realignment and cross-reference to “Anticipated Portfolio Changes” section.

Response: The following disclosure will be added:

These costs will be incurred by EVM and Multisector Income Fund even if the Reorganization is not consummated. These costs do not include the costs associated with repositioning Multisector Income Fund’s portfolio, which are discussed in “Anticipated Portfolio Changes” below.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President

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